Exhibit 5.1

August 19, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

In connection with the proposed offer and sale of an additional 4,552,458 shares of Common Stock, $1.00 par value per share (the “Stock”) of Millipore Corporation (the “Company”) as set forth in the attached Registration Statement on Form S-8, I am familiar with proceedings taken by the Company in connection with the authorization, reservation and registration of the Stock. I have examined and relied upon documents, records, certificates and other instruments of the Company’s corporate proceedings as I have deemed necessary for purposes of this opinion. Based on the foregoing I am of the opinion that:

(1) The Company is a duly organized and existing corporation under the laws of the Commonwealth of Massachusetts.

(2) The additional 4,552,458 shares of Stock covered by the Registration Statement which are reserved for issuance to employees of the Company and other persons and entities who are in a position to make significant contributions to the success of the Company and its subsidiaries, under the Millipore Corporation 2008 Stock Incentive Plan (the “Plan”), have been duly authorized and, when issued and sold by the Company pursuant to and in accordance with the Plan, they will be validly issued, fully paid and non-assessable.

I hereby consent to the inclusion in the Registration Statement of Millipore Corporation on Form S-8 of my opinion as to the due authorization and validity of the shares to which this Registration Statement relates.

I am an officer and shareholder of the Company.

Very truly yours,

/s/ Jeffrey Rudin
Jeffrey Rudin
Vice President and General Counsel